WILLDAN GROUP, INC.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

March 15, 2024

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Willdan Group, Inc. Registration Statement on Form S-3 File No. 333-277798

Ladies and Gentlemen:

Willdan Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-277798) to become effective on Tuesday, March 19, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Logan Tiari of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John-Paul Motley of Cooley LLP, counsel to the Registrant, at (213) 561-3204, or in his absence, Logan Tiari, at (213) 561-3207.

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Very truly yours,

WILLDAN GROUP, INC.

By:	/s/ Creighton K. Early
Name:	Creighton K. Early
Title:	Chief Financial Officer and Executive Vice President

cc:	John-Paul Motley, Cooley LLP Logan Tiari, Cooley LLP